UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 26 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

PHASE 3 STROKE TRIAL SHOWS THAT NOVOSEVEN(R) REDUCES BLEEDING IN THE BRAIN, BUT DOES NOT IMPROVE LONG-TERM CLINICAL OUTCOMES

Novo Nordisk today announced the initial results of a phase 3 clinical trial investigating NovoSeven(R) (recombinant activated factor VII) for the treatment of people suffering from bleeding in the brain, also known as intracerebral haemorrhage, or ICH.

The trial showed that treatment with NovoSeven(R) significantly reduced intracerebral bleeding compared to placebo treatment. Improvement in clinical outcomes in terms of functional independence and neurological impairment was observed on day 15 after the bleeding, but mortality and severe disability was not improved at the end of the study period (day 90). With regard to safety, study results were in line with the established safety profile of NovoSeven(R).

As mortality and severe disability at day 90 was the primary endpoint of the study, Novo Nordisk has decided not to seek regulatory approval for NovoSeven(R) in ICH. Novo Nordisk's other research and development activities within the management of critical bleedings will continue as planned.

Lars Rebien Sorensen, president and chief executive officer of Novo Nordisk, said: "These results are disappointing, particularly given the encouraging results we saw in the phase 2 trial. We hoped that NovoSeven(R) could become a treatment for the people who suffer from ICH, and for whom no effective medical treatment exists."

The phase 3 trial in ICH involved 821 patients from 22 countries in a multi-centre, randomised, double-blind, placebo-controlled efficacy and safety study. People suffering from spontaneous ICH confirmed by a CT (Computed Tomography) scan were randomised to receive either NovoSeven(R) or placebo within four hours of symptom onset, in addition to conventional treatment.

Further details from the phase 3 trial results are expected to be communicated at the 59th Annual Meeting of the American Academy of Neurology held in Boston from 28 April to 5 May 2007, and at the European Stroke Congress in Glasgow from 29 May to 1 June 2007.

The results of the phase 3 trial do not change Novo Nordisk's expectations for the company's financial results for 2007, which were provided on 31 January in Novo Nordisk's financial statement for 2006.


Conference call

At 10.00 am CET today, corresponding to 4.00 am New York time, a conference call for investors will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'.


About NovoSeven(R)

Factor VIIa is a naturally occurring protein found in the blood. It plays a crucial role in the coagulation process. NovoSeven(R) (recombinant human coagulation factor VIIa) has been developed by Novo Nordisk. It is licensed for the treatment of bleeding episodes and for the prevention of bleeding during surgery or invasive procedures in patients with congenital haemophilia with inhibitors to coagulation factors VIII or IX. It is also licensed for treatment of bleeding in patients with acquired haemophilia and congenital factor VII deficiency, two very rare but serious coagulation factor deficiencies. In Europe, NovoSeven(R) is furthermore licensed for treatment of bleeding in patients with Glanzmann's thrombasthenia with antibodies to GP IIb-IIIa and/or HLA, and with past or present refractoriness to platelet transfusions.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


CONTACTS FOR FURTHER INFORMATION:
Media:                               Investors:

Outside North America:               Outside North America:
Mike Rulis                           Mads Veggerby Lausten
Tel: (+45) 4442 3573                 Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com         E-mail: mlau@novonordisk.com

                                     Hans Rommer
                                     Tel: (+45) 4442 4765
                                     E-mail: hrmm@novonordisk.com

In North America:                    In North America:
Susan T Jackson                      Christian Qvist Frandsen
Tel: (+1) 609 919 7776               Tel: (+1) 609 919 7937
E-mail: stja@novonordisk.com         E-mail: cqfr@novonordisk.com


Stock Exchange Announcement no 5 / 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 26 2007                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer